FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 000-50859

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of TOP Ships Inc. (the "Company"), dated August 24, 2010, announcing a preliminary agreement with DVB Bank.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of Mr. Pistiolis included in the exhibit, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the "Commission") on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company's Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, as amended, and declared effective on August 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP Ships, Inc.
(Registrant)

Dated: August 24, 2010	By: /s/Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

TOP SHIPS INC. ANNOUNCES PRELIMINARY AGREEMENT WITH DVB BANK

ATHENS, GREECE – August 24, 2010 – TOP Ships Inc. (NasdaqGS: TOPS), an international provider of worldwide seaborne crude oil, petroleum products, and drybulk transportation services, announced today that it has entered into a preliminary agreement with DVB Bank pursuant to which the Company will obtain waivers for covenant breaches until the end of the year 2010 and will restructure the loan relating to the acquisition of the product tankers the M/T Ionian Wave and M/T Hongbo part of which (the DVB Bridge Loan) was due to be repaid on July 30, 2010.

Following this preliminary agreement, the Company has made a partial repayment of $7.7 million out of which $3.7 million was funded by cash on hand and $4.0 million by two unsecured bridge loan financing facilities with unrelated third parties.

The preliminary agreement and restructuring of the DVB loans is subject to definitive documentation which is expected to provide, among other things, for repayment of the remaining amount of the DVB Bridge Loan in quarterly installments through June 2015 and termination of the pledge to DVB of 12,512,400 shares of the Company’s common stock.

Each of the two unsecured bridge loan financing facilities is in the principal amount of $2.0 million, has a term of twelve months and is repayable in cash or in the form of common shares of the Company (or a combination thereof) at a conversion rate of $0.40 per share, in each case at the option of the lender.

Evangelos Pistiolis, Chief Executive Officer of TOP Ships, commented, “I am happy to report that we have concluded an agreement with DVB Bank as a result of which we have extended the repayment terms for the bridge loan, thereby providing a relief on our cash flow.”

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

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A fleet of eight double-hull Handymax tankers and an average age of 3.4 years with a total carrying capacity of approximately 0.4 million dwt, of which 76%, in terms of dwt, are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 11 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company’s Handymax tankers are fixed on a bareboat charter basis with an average term of 7.7 years.

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A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 9.3 years, of which 47%, in terms of dwt, are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media: Ramnique Grewal Vice President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, N.Y. 10169 Tel.: (212) 661-7566 Fax: (212) 661-7526 E-Mail: topships@capitallink.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org